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Exhibit (a)(1)(E)

        Offer to Purchase
All Outstanding Shares of Common Stock
of
EVANS & SUTHERLAND COMPUTER CORPORATION
at
$1.19 PER SHARE, NET IN CASH
Pursuant to the Offer to Purchase dated February 27, 2020
by
ELEVATE ACQUISITION CORPORATION
a subsidiary
of
ELEVATE ENTERTAINMENT INC.

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, AT THE END OF MARCH 25, 2020, UNLESS THE OFFER IS EXTENDED.

February 27, 2020

To Our Clients:

        Enclosed for your consideration are the Offer to Purchase, dated February 27, 2020 (the "Offer to Purchase"), and the related Letter of Transmittal in connection with the offer by Elevate Acquisition Corporation, a Delaware corporation ("Purchaser"), a subsidiary of Elevate Entertainment Inc., a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.20 per Share (the "Shares") of Evans & Sutherland Computer Corporation, a Utah corporation (the "Company"), at a purchase price of $1.19 per Share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions of the Offer to Purchase and the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the "Offer").

        Also enclosed is the Company's Solicitation/Recommendation Statement on Schedule 14D-9.

        THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES IN THE OFFER.

        We or our nominees are the holder of record of Shares held for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

        We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the Letter of Transmittal.

        Please note carefully the following:

  1.
  The offer price for the Offer is $1.19 per Share, net to you in cash, without interest thereon and subject to any required tax withholding.

  2.
  The Offer is being made for all issued and outstanding Shares.

  3.
  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 9, 2020 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions,

    Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and becoming a subsidiary of Parent.

  4.
  The board of directors of the Company has unanimously: (i) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the Utah Revised Business Corporation Act (the "URBCA"); (ii) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and, to the extent required to consummate the Merger, adopt the Merger Agreement; (iii) to the extent necessary, adopted a resolution having the effect of causing the Company not to be subject to any "control share acquisition" or similar restriction set forth in any state takeover law or other applicable law; and (iv) to the extent required by the URBCA, directed that the approval of the Merger Agreement be submitted to the shareholders of the Company.

  5.
  The Offer and withdrawal rights will expire at 12:00 midnight, Eastern Time, at the end of March 25, 2020, unless the Offer is extended by Purchaser.

  6.
  The Offer is not subject to a financing condition and nether Parent nor Purchaser anticipates the need to obtain financing. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the "Offer Conditions"), including, among others, the Minimum Condition (as defined in the Offer to Purchase).

        If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing, detaching and returning to us the Instruction Form on the detachable part hereof. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the Instruction Form.

        Your prompt action is requested. Your Instruction Form should be forwarded to us in ample time to permit us to submit the tender on your behalf before the expiration of the Offer.

        The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

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  Exhibit (a)(1)(E)